RIO CAN

REAL ESTATE INVESTMENT TRUST

January 4, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
JAN - 5 2007
WASH, DC
213

07020209

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

SUPPL

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following document:

- Material change report

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

PROCESSED
JAN 1 1 2007
THOMSON
FINANCIAL

Attachment

MATERIAL CHANGE REPORT

1. *Name and Address of Reporting Issuer*

RioCan Real Estate Investment Trust
130 King Street West, Suite 700
Toronto, ON
M5X 1E2

2. *Date of Material Change*

December 12, 2006

3. *Press Release*

RioCan Real Estate Investment Trust issued a press release dated December 12, 2006 regarding the material change.

4. *Summary of Material Change*

RioCan Real Estate Investment Trust ("RioCan") announced on December 12, 2006 that it had executed a memorandum of understanding with Ramco-Gershenson Properties Trust ("Ramco") relating to the formation of a joint venture to acquire and develop retail oriented real estate across the United States intended for long term investment. The joint venture would be initially seeded with a portfolio of properties currently owned by Ramco with an approximate value of not less than US$450 million. On full investment, the joint venture would be owned 70% by RioCan and 30% by Ramco. The closing of the joint venture is currently expected to occur early in 2007.

In addition, at closing RioCan would acquire shares of Ramco at US$36.39 per share such that RioCan would own 4.5% of the outstanding common shares of Ramco and an equivalent number of warrants to acquire common shares of Ramco, at any time prior to the third anniversary of closing, at a strike price of US$43.15 per share.

The joint venture would be the exclusive investment vehicle in the United States for both parties for a period of two years following inception, with some exceptions relating to Ramco's existing arrangements.

5. *Full Description of Material Change*

See the press release attached as Schedule "A".

6. *Reliance on subsection 7.1(2) or (3) of National Instrument 51-102*

Not applicable.

7. *Omitted Information*

None.

8. *Executive Officer*

The following executive officer of the Company is knowledgeable about the material change and this report:

Edward Sonshine, Q.C., President and Chief Executive Officer
Telephone: (416) 866-3018.

9. *Date of Material Change Report*

December 14, 2006.

SCHEDULE "A"

FOR IMMEDIATE RELEASE

TSX: REI.UN

RIOCAN REAL ESTATE INVESTMENT TRUST AND RAMCO-GERSHENSON PROPERTIES TRUST ANNOUNCE JOINT VENTURE AND STRATEGIC ALLIANCE FOR GROWTH IN THE UNITED STATES

Toronto, Ontario (December 12, 2006) - RioCan Real Estate Investment Trust ("RioCan"; TSX: REI.UN) and Ramco-Gershenson Properties Trust ("Ramco"; NSYE:RPT) today announced that they have executed a Memorandum of Understanding relating to the formation of a joint venture that establishes a platform for growth in the United States.

RioCan and Ramco have agreed, subject to due diligence and settlement of formal documentation, to form a joint venture to acquire and develop retail oriented real estate across the United States intended for long term investment. The joint venture would be initially seeded with a portfolio of properties currently owned by Ramco with an approximate value of not less than US$450 million. The intention of the parties is to acquire or develop a further US$1 billion of assets in the United States over the next several years.

On full investment, the joint venture would be owned 70% by RioCan and 30% by Ramco. The venture is expected to operate with a target of 65% debt.

In addition, at closing RioCan would acquire shares of Ramco at US$36.39 per share such that RioCan would own 4.5% of the outstanding common shares of Ramco. RioCan would also acquire an equivalent number of warrants to acquire shares of Ramco, at any time prior to the third anniversary of closing, at a strike price equal to US$43.15 per share.

Ramco would provide all development, leasing and property management services for the joint venture and would earn market based fees for doing so and have an opportunity to earn performance based incentives. This joint venture would be the exclusive investment vehicle in the United States for both parties for a period of two years following inception, with some exceptions relating to Ramco's existing arrangements.

Edward Sonshine, Q.C., President and Chief Executive Officer of RioCan, said, "RioCan has been searching for the best way to enter the American market and believes it has found it in this arrangement. Ramco's approach to the shopping centre business is almost identical to RioCan's, whether it is development, redevelopment or tenant relationship building. We expect this venture to provide a solid platform for future growth in the United States and are eagerly looking forward to working with Ramco to create more fine developments of the type they have consistently shown they do so well. "

"We are very excited to be a part of this strategic partnership with RioCan, Canada's preeminent REIT", said Dennis Gershenson, President and Chief Executive Officer. "This alliance will serve as a platform for significant growth in our existing markets and will allow us to expand into new metropolitan trade areas."

The closing of the joint venture is currently expected to occur early in 2007.

Analysts and investors are invited to participate in a conference call to discuss this announcement with management of both RioCan and Ramco on Wednesday, December 13, 2006 at 11:00 a.m. Eastern Time. You will be required to identify yourself and the organization on whose behalf you are participating.

In order to participate in the conference call, please dial 416-695-5259 or outside of Toronto dial 1-877-461-2814. If you cannot participate in the live mode, a replay will be available until December 27, 2006. To access the replay, please dial 416-695-5275 or 1-888-509-0081 and enter passcode 637143.

Scheduled speakers are Edward Sonshine, Q.C., President and Chief Executive Officer of RioCan, and Dennis Gershenson, President and Chief Executive Officer of Ramco. Management's presentation will be followed by a question and answer period. To ask a question, press "*1" on a touch-tone phone. The conference call operator will be notified of all requests in the order in which they are made, and will introduce each questioner.

About RioCan

RioCan is Canada's largest real estate investment trust with a total market capitalization of approximately $8 billion. It owns and manages Canada's largest portfolio of shopping centres with ownership interests in a portfolio of 204 retail properties, including 8 under development, containing an aggregate of over 50.7 million square feet. For further information, please refer to RioCan's website at www.riocan.com.

About Ramco

Ramco-Gershenson Properties Trust has a portfolio of 81 shopping centers totaling approximately 18.3 million square feet of gross leasable area, consisting of 80 community centers and one enclosed regional mall. The Company's centers are located in Michigan, Florida, Georgia, Ohio, Wisconsin, Tennessee, Indiana, New Jersey, Virginia, South Carolina, North Carolina, and Maryland. Headquartered in Farmington Hills, Michigan, the Company is a fully integrated, self-administered, publicly-traded real estate investment trust (REIT) which owns, develops, acquires, manages and leases community shopping centers, regional malls and single tenant retail properties, nationally. For further information on Ramco-Gershenson Properties Trust visit the Company's website at www.rgpt.com.

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For further information contact:

RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018